COUSINS PROPERTIES INCORPORATED

2004 Summary Annual Report


05050683

CORPORATE PROFILE

Cousins Properties Incorporated (NYSE:CUZ) is one of the foremost diversified real estate development companies in the United States. The Company creates shareholder value through the development and operation of high-quality real estate. With headquarters in Atlanta, Cousins is a fully integrated, self-administered equity real estate investment trust (REIT) which actively invests in office, retail, industrial, medical office and land. Cousins has been in the real estate business for more than 40 years and has proven experience in the development, leasing, management, acquisition and financing of properties. On December 31, 2004, the Company's portfolio consisted of interests in more than 7.2 million square feet of office and medical space, 3.1 million square feet of retail space, and more than 3,000 acres of strategically located land for future commercial development. Cousins became a public company in 1962, elected REIT status in 1987 and was listed on the New York Stock Exchange in 1992.




SEC MAIL PROCESSING
RECEIVED
APR 0 8 2005
WASH. DC
209
SECTION



"YES, IT'S A REALLY BIG TOMATO, BUT AT COUSINS PROPERTIES WE UNDERSTAND THAT HARVESTING AT THE RIGHT TIME LEADS TO BIGGER AND BETTER RESULTS. 2004 WAS OUR LARGEST HARVEST TO DATE AND CONTRIBUTED TO ANOTHER YEAR OF EXCELLENT TOTAL RETURN TO SHAREHOLDERS. WE ARE NOW WELL POSITIONED TO BEGIN ANOTHER CYCLE OF GROWTH AND VALUE CREATION."

— THOMAS D. BELL, JR., *President & Chief Executive Officer*

DEAR SHAREHOLDERS AND PARTNERS:
2004 was a great year for harvesting value. The market was awash in money seeking, well-leased, high-quality assets. Early in the year, we determined the time was right to capture some of the value we had created in our office portfolio. By Election Day, we had sold approximately $1.3 billion of office assets at very satisfactory prices, producing a net gain of approximately $376 million and generating $531 million of net proceeds after paying off $342 million of debts. In November, we paid out $356 million in a special dividend of $7.15 per share, bringing the total for the past two years to more than $9.20 per share in special dividends to our shareholders. Harvesting value at the right time, reinvesting in new development opportunities and returning value to shareholders is central to our strategy at Cousins Properties.

The strength of the office sales market in 2004 was contrasted with the lackluster office leasing market. An oversupply of space and slow job growth continued to depress office market fundamentals, leading to higher than normal vacancies, high leasing concessions and roll-downs in rental rates. We think this is the bottom of this cycle, and we are beginning to see modest, but steady, improvements in our key office markets. Retail and residential demand, on the other hand, have continued to be strong. Retail's strength comes largely from the consumer side of the economy, while residential is driven by a favorable rate environment and demographic trends, which support significant household formation.

One of our key strategies for many years has been to actively manage our investment portfolios and, at appropriate times, recycle our capital from mature, stable properties, where we believe we have maximized our value creation, into new projects that offer better opportunities to create value for our shareholders. This recycling helps us avoid the need for additional equity funding for new development, and over time it allows us to generate higher returns for our shareholders. We have done this in the past through financings, joint ventures and sales. This year, due to the strength in the real estate investment sales market, we decided to sell a number of high-quality assets in our office portfolio. We were able to achieve an average cap rate of 7.2%, despite the current difficulties in the office leasing markets, and even though many of these properties were encumbered by debt with interest rates above today's market levels.

Some investors were surprised (and delighted) to receive our special dividend and asked why we did it. We decided to make this an all-cash distribution of our taxable gain, for two reasons. First, we concluded we did not need this capital to fund our future growth. Second, we recognized that our ability to generate high total returns for our shareholders in the future depends, at least in part, on the size of our equity capital base. Limiting the size of this base, while we continue to pursue development projects, will allow our value creation from development to have a greater impact on our shareholders' investments, thus providing the best total return for our shareholders over time.

At Cousins, we are intensely focused on total shareholder returns. Other factors, such as the size of the Company, or even short-term consistency of earnings and FFO, are secondary. This focus has allowed us to generate high returns for our shareholders over a long period of time – as illustrated by the compounded total return of 18.9% per year over the last 25 years. Since we often "recycle" our capital from stable assets into development projects, our earnings will vary from quarter to quarter and from year to year. In fact, our FFO will be less in 2005 than in 2004 because of our smaller asset base, special dividend and the high level of new development projects that are not yet producing income. We believe our FFO will grow as our development projects become operational, and our total returns should be higher in the long run, due to our smaller equity base. Our focus continues to be on total returns to shareholders and what we accomplished in 2004 should benefit our shareholders in the years ahead.

As we enter 2005, your Company is well positioned to take advantage of development opportunities. Because of the capital recycling from our recent asset sales, our balance sheet is strong. In late 2004, we issued $100 million of 7½% perpetual preferred stock, bringing our total outstanding preferred stock to $200 million. The proceeds of this offering, along with our largely unused $325 million credit facility, will provide excellent liquidity to support our development plans in 2005 and 2006.

Speaking of development, last year saw a number of steps designed to expand our development capacity. Our land division expanded its partnership with Temple-Inland, and as a result we are enjoying a strong volume of residential lot sales as well as sales of tracts for residential and related uses. We began an industrial division with our recruitment of industry veteran Forrest Robinson and our new industrial joint venture with Ray Weeks. We also added several key people to our retail division to help us execute against a higher volume of development opportunities. Our effort to maintain key talent in the office division through the downturn is paying off with the development of an exciting new office tower in the Buckhead section of Atlanta. This will be the first stage of a multi-building, mixed use project.

We also stuck our toe in the condominium market in 2004 with projects in Miami and Atlanta, both with experienced partners. In Miami, we are enjoying a very successful partnership with the Related Group of Florida. In Atlanta, we have just embarked on a small Midtown development with the Gellerstedt Group.

These efforts to expand development capacity are resulting in more quality development opportunities. While it's premature to give much detail on most of these opportunities, we can say we are pursuing a large number of projects of various types in several Sunbelt markets, including Atlanta, Austin, Dallas, Albuquerque and San Jose.

That said, 2005 is sure to be a challenging year. We need to be mindful of interest rates and the possibility that rising rates could dampen residential demand. We need to make decisions about whether to lease vacant office space in today's difficult markets or wait for possible improvement in the near term. Most of all, we need to focus our attention on executing our development opportunities well while managing our existing properties to our traditional high standards.

We are optimistic about the future of our businesses. The demographic trends look promising for new development opportunities over the next several years, especially in our core markets such as California, Texas, Georgia and Florida. In fact, recent projections from the U.S. Census Bureau suggest more than 45% of the nation's population growth between now and 2025 will occur in those four states. As we move forward, we will pursue development opportunities wherever we believe we can create quality projects that present good opportunities for value creation. These will include our very successful Avenue® lifestyle centers, retail power centers, residential lot developments, warehouse and distribution facilities and office buildings. In addition, we believe land development and entitlement are two of our core competencies, and we will continue to look for opportunities to create value with land, both by acquiring strategic tracts of land for our future development

1-Year Annualized Return*
(January 2004 – December 2004)


CUZ 27.3%
NAREIT 31.58%
S&P 500 9.0%
BAC 21.5%
KO -16.1%
GE 20.7%

10-Year Annualized Return*
(January 1995 – December 2004)


CUZ 19.2%
NAREIT 14.81%
S&P 500 10.2%
BAC 19.3%
KO 6.4%
GE 18.0%

25-Year Annualized Return*
(January 1986 – December 2004)


CUZ 18.9%
NAREIT 14.20%
S&P 500 10.2%
BAC 18.6%
KO 17.6%
GE 18.6%

CUZ – Cousins Properties Incorporated / NAREIT– National Association of Real Estate Investment Trusts
KO – The Coca-Cola Company / GE – General Electric / BAC – Bank of America Corporation / S&P 500 – Standard & Poor's Index

*Geometric Mean Return with Reinvestment of Dividends.
Source: 2004 CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission. All rights reserved. www.crsp.uchicago.edu.
NAREIT Equity Index returns provided by the National Association of Real Estate Investment Trusts.





"Harvesting the value that the Company has created through development and putting that capital back to work – or back in our shareholders' hands – has been our strategy for many years and it continues to work well for both the Company and our shareholders. Once again, this past year showed the Cousins team at the top of their game. I am very optimistic about our future."

– Tom Cousins
Chairman of the Board

and by creating value in land we intend to sell to others. We will also continue to explore ways to pursue urban mixed-use projects, given the strong demographic trends that will drive those types of development in many of our markets for years to come. As always, we will pursue these projects with an aggressive conservatism, applying our traditional underwriting principles and working to minimize the risks along the way.

Before I close, I'd like to mention a couple of recent changes in our Board of Directors. After eight years on our board, Terry Golden decided to step down in 2004. We are very grateful for his years of dedicated service to the Company. Terry is a very talented executive, and Cousins has been fortunate to have had his counsel. Also, in early 2005, we were able to add two new members to our Board: Taylor Glover and Jim Hance. Taylor is CEO of Turner Enterprises and was previously a long-time senior executive with Merrill Lynch. Jim is a newly retired executive from Bank of America where he served as Vice Chairman and CFO. We look forward to working with these highly skilled and experienced executives.

I'll close by thanking our shareholders, partners, clients and employees for your continued support and confidence. Cousins Properties has a deep appreciation of long-term relationships, and your support is the foundation of our success. We look forward to the future, with great enthusiasm, an entrepreneurial spirit, a focus on solid decision-making and execution, and a sense of respect, fairness and partnership with each of you.

Thomas D. Bell, Jr.

THE COUSINS CYCLE: CREATING, GROWING AND HARVESTING VALUE

It has long been a core value of Cousins Properties to create value for shareholders by developing high-quality real estate, growing that value through efficient operations. It is also a core value to actively manage our investment portfolio and, at appropriate times, harvest that value through a well-timed sale, joint venture or financing transaction. This principle is the lifeblood of our four divisions, all of which enter this new cycle intensely focused on creating and growing value through the development process, so we are prepared for the next harvest.



RETAIL:
DRIVING DEVELOPMENT WITH THE AVENUE®

The advantage of Cousins' diversified development skills is evident in the high level of activity underway in the Retail Division. Cousins' retail development program has risen steadily over the past few years – in spite of the difficult overall development environment – thanks in part to the growth of The Avenue specialty center concept. Designed to be a pedestrian-friendly, open-air alternative to the standard shopping experience, The Avenue places traditional mall retailers, local merchants and specialty restaurants together in a one-of-a-kind setting. Combined with the Company's continued emphasis on developing top-flight power centers across the country, The Avenue points to a bright future for Cousins' retail business.



Office:
Creating places, along with buildings

With a striking design and more than 600,000 square feet of office and retail space, Cousins' planned office building at Peachtree and Piedmont roads in the heart of Atlanta's Buckhead district will make quite a statement. But the Office Division has even more in mind for the 10-acre parcel. Adding destination retail on the ground level, a covered café-lined plaza worthy of its Buckhead address and at least two planned residential towers, the Office Division is creating a place where people can live, work and play, bringing an urban feel to the corner of Buckhead's "Main and Main." In the coming years, Cousins' Office Division plans to apply this same approach to other projects, new and old, bringing a sense of place to markets that used to have only buildings.

LAND:
WHERE THE POPULATION GROWS AND THE SUN SHINES

In the residential real estate business, Cousins' strategy is to focus not only on where people are today but on where they are likely to be tomorrow. That's why Cousins' Land Division – through its CL Realty and Temco partnerships with Temple-Inland – has concentrated its growth over the past two years on three of the nation's fastest-growing states: Florida, Georgia and Texas. It's a strategy that has made Cousins one of the most active residential developers in the South. Since early 2003, Cousins partnerships have started 15 residential communities, with the potential to develop more than 14,400 single-family lots over several years, in those three states. At the same time, Cousins continues to build out existing communities (like River's Call, below), delivering excellent income growth for the Company.



INDUSTRIAL:
BUILDING ON A ROCK-SOLID FOUNDATION

Started in 2004, Cousins' Industrial Division adds a fourth discipline to the Company's development skills through Cousins/Weeks, a partnership with Atlanta's Weeks Properties. The Cousins/Weeks team – led by Industrial Division President Forrest Robinson, Vice President Earle Yancey and Weeks CEO Ray Weeks (below) – has developed more than 30 million square feet of industrial projects over their collective careers, including large business parks, "build-to-suits" of all sizes and manufacturing and distribution facilities. In early 2005, Cousins acquired 182 acres in metro Atlanta's Henry County for the first Cousins/Weeks development, King Mill Distribution Park. At a planned 2.9 million square feet, King Mill will help establish Cousins as an industrial player in its home market at a time when demand is returning.



Portfolio Listing

Property Description	Metropolitan Area /State	Rentable Square Feet	Company's Ownership Interest	% Leased (Fully Executed) 12/31/04
I. OFFICE				
A. Commercial Office				
Bank of America Plaza	Atlanta	1,253,000	50.00%	100%
Inforum	Atlanta	983,000	100.00%	85%
1155 Perimeter Center West	Atlanta	365,000	50.00%	59%
One Georgia Center	Atlanta	347,000	88.50%	15%
Ten Peachtree Place	Atlanta	259,000	50.00%	100%
3100 Windy Hill Road	Atlanta	188,000	100.00%	100%
555 North Point Center East	Atlanta	152,000	100.00%	82%
615 Peachtree Street	Atlanta	138,000	100.00%	57%
200 North Point Center East	Atlanta	130,000	100.00%	43%
333 North Point Center East	Atlanta	129,000	100.00%	71%
100 North Point Center East	Atlanta	128,000	100.00%	82%
Galleria 75	Atlanta	114,000	100.00%	80%
3301 Windy Ridge Parkway	Atlanta	107,000	100.00%	100%
	Georgia	**4,293,000**		**78%**
Gateway Village	Charlotte	1,065,000	50.00%	100%
	North Carolina	**1,065,000**		**100%**
Frost Bank Tower	Austin	529,000	90.25%	62%
The Points at Waterview	Dallas	203,000	100.00%	100%
	Texas	**732,000**		**74%**
Lakeshore Park Plaza [b]	Birmingham	190,000	100.00%	96%
Grandview II	Birmingham	149,000	11.50%	92%
600 University Park Place [b]	Birmingham	123,000	100.00%	95%
	Alabama	**462,000**		**96%**
Total Commercial Office		**6,552,000**		**81%** [c]
B. Medical Office				
Emory Crawford Long Medical Office Tower	Atlanta	358,000	50.00%	98%
Meridian Mark Plaza	Atlanta	160,000	100.00%	100%
AtheroGenics	Atlanta	51,000	100.00%	100%
Inhibitex	Atlanta	51,000	100.00%	100% [a]
	Georgia	**620,000**		**99%**
Presbyterian Medical Plaza at University	Charlotte	69,000	11.50%	100%
	North Carolina	**69,000**		**100%**
Total Medical Office		**689,000**		**99%** [c]
Total Office		**7,241,000**		**82%** [c]



Portfolio Listing

Property Description	Metropolitan Area /State	Rentable Square Feet	Company's Ownership Interest	% Leased (Fully Executed) 12/31/04
II. Retail				
North Point MarketCenter	Atlanta	401,000	11.50%	100%
The Avenue East Cobb	Atlanta	230,000	100.00%	96%
The Avenue West Cobb	Atlanta	205,000	100.00%	96%
The Avenue Peachtree City	Atlanta	182,000	88.50%	99% (d)
Mansell Crossing Phase II	Atlanta	103,000	11.50%	100%
	Georgia	**1,121,000**		**97%**
The Avenue Carriage Crossing (b)	Memphis	586,000	100.00%	51% (a)
	Tennessee	**586,000**		**51% (a)**
The Avenue of the Peninsula	Rolling Hills Estates	374,000	100.00%	84%
Los Altos MarketCenter	Long Beach	157,000	11.50%	100%
	California	**531,000**		**85%**
The Avenue Viera	Viera	306,000	100.00%	79% (a)
Viera MarketCenter	Viera	104,000	100.00%	93% (a)
The Shops at World Golf Village	St. Augustine	80,000	50.00%	72%
	Florida	**490,000**		**72%**
Greenbrier MarketCenter	Chesapeake	376,000	11.50%	100%
Hanover Square South	Richmond	69,000	100.00%	35% (a)
	Virginia	**445,000**		**100%**
Total Retail		**3,173,000 (e)**		**92% (c)**
TOTAL PORTFOLIO		**10,414,000**		**84% (c)**

Property Description	100%	Weighted	%	% Leased 12/31/04
Summary by Type				
Commercial Office	6,552,000	4,858,000	65%	81%
Medical Office	689,000	449,000	6%	99%
Subtotal	7,241,000	5,307,000	71%	82%
Retail	3,173,000	2,194,000	29%	92%
TOTAL	**10,414,000**	**7,501,000**	**100%**	**84% (c)**
Summary by State				
Georgia	6,034,000	4,410,000	59%	83%
North Carolina	1,134,000	540,000	7%	100%
Texas	732,000	681,000	9%	74%
Tennessee	586,000	586,000	8%	N/A (c)
California	531,000	392,000	5%	85%
Florida	490,000	450,000	6%	72%
Alabama	462,000	330,000	5%	96%
Virginia	445,000	112,000	1%	100%
TOTAL	**10,414,000**	**7,501,000**	**100%**	**84% (c)**

(a) Under construction and/or in lease-up.

(b) This project is owned through a joint venture with a third party, and a portion of the up side is shared with the other venturer.

(c) Total leased percentage (weighted by ownership) of completed projects excluding projects under construction and/or in lease-up.

(d) This property is subject to a contractual participation in which a portion of the up side is shared with a third party. Also, an expansion of 13,000 square feet is currently under construction and lease-up. The expansion space is included in rentable square feet for the property, but excluded from percentage leased calculations.

(e) The Company has a 10% interest in Deerfield Towne Center, a 371,000-square-foot retail project that is partially operational and in lease-up in Deerfield, Ohio. The Company has no capital invested in the project, but is entitled to receive 10% of the operating income and 10% of any residuals upon sale.

Division Highlights

Office Division

- Sold $1.3 billion in office assets, setting two price records for the Atlanta market: the highest per-square-foot price ($343 per square foot for The Pinnacle) and the highest single project price ($420 million for six buildings at Wildwood Office Park).
- Announced plans for a 31-story, 600,000-square-foot-plus office and retail complex in the Buckhead district of Atlanta. The tower, which will be Atlanta's tallest outside of its urban core, will contain more than 60,000 square feet of destination retail at its base. The office project is the centerpiece of a mixed-use development that will ultimately include residential as well.
- Completed 1.2 million square feet of leasing in 2004, including a 300,000-square-foot renewal and expansion with Troutman Sanders at Bank of America Plaza, a 131,000-square-foot renewal and expansion with GE Energy at Wildwood Plaza, and a 75,000-square-foot renewal and expansion with Merrill Lynch at The Pinnacle.

Retail Division

- Opened the 381,000-square-foot Phase I of The Avenue® Viera, an upscale specialty retail center in Brevard County, Fla. Despite delays due to three hurricanes in six weeks, Phase I opened at an impressive 78% leased and 82% committed and saw excellent sales during the 2004 holiday selling season.
- Began construction on the largest Avenue yet, The Avenue Carriage Crossing in Collierville, Tenn., an affluent and growing suburb of Memphis. With a first phase planned for 696,000 square feet, The Avenue Carriage Crossing will be home to approximately 100 retailers and restaurants including Dillard's, Parisian, Gap, American Eagle, Banana Republic, Talbots and Barnes & Noble.
- Broke ground on two power centers – Hanover Square in Richmond, Va. and Viera MarketCenter in Brevard County, Fla. – and made significant advancements in the entitlement and pre-leasing phase of additional Avenue and power center developments.

Land Division

- For a second consecutive year, the Land Division increased the Company's share of residential lots sold by more than 50%.
- Began four new communities, slated for more than 1,600 lots, in the CL Realty and Temco ventures with partner Temple-Inland, including Gardinier Estates in Tampa, Fla. and Bar C Ranch in Ft. Worth, Texas.
- Sold 70 acres at the Westside master-planned community in Alpharetta, Georgia. Upon completion, the 216-acre, mixed-use project will include town homes and condominiums, a senior-living facility, office buildings, support retail and the Encore Park for the Arts.

FINANCIAL HIGHLIGHTS

(in thousands except percentages and per share amounts)	2004	2003	2002	2001	2000
Net Income Available to Common Stockholders	$ 399,742	$ 238,803	$ 47,872	$ 70,815	$ 62,043
Diluted Net Income Per Common Share	$ 7.84	$ 4.83	$ 0.96	$ 1.41	$ 1.25
Funds From Operations Available to Common Stockholders ("FFO") [(a)]	$ 108,878	$ 124,965	$ 113,366	$ 108,122	$ 97,299
Diluted FFO Per Common Share	$ 2.13	$ 2.53	$ 2.27	$ 2.15	$ 1.96
% change in FFO from prior year	(16%)	11%	6%	10%	18%
Dividends Paid to Common Stockholders:					
Regular	$ 72,869	$ 71,694	$ 73,345	$ 68,595	$ 60,315
Special	$ 356,493	$ 100,544	$ —	$ —	$ —
Dividends Per Common Share:					
Regular	$ 1.48	$ 1.48	$ 1.48	$ 1.39	$ 1.24
Special	$ 7.15	$ 2.07	$ —	$ —	$ —
Equity Market Capitalization at Year-End (Common and Preferred)	$ 1,720,885	$ 1,603,351	$ 1,195,134	$ 1,203,993	$ 1,374,832
Adjusted Debt [(b)]	335,915	697,050	844,880	766,503	671,068
Total Market Capitalization at Year-End	$ 2,076,800	$ 2,300,401	$ 2,040,014	$ 1,970,496	$ 2,045,900
Adjusted Debt to Total Market Capitalization at Year-End	17%	30%	41%	39%	33%
Stock Price at Year-End:					
Common	$ 30.27	$ 30.60	$ 24.70	$ 24.36	$ 27.94
Preferred Series A	$ 26.15	$ 27.25	$ —	$ —	$ —
Preferred Series B	$ 25.00	$ —	$ —	$ —	$ —

(a) See page 14 of this Annual Report for a discussion of FFO. The reconciliation between Net Income Available to Common Stockholders and FFO is as follows:

	2004	2003	2002	2001	2000
Net Income Available to Common Stockholders	$ 399,742	$ 238,803	$ 47,872	$ 70,815	$ 62,043
Depreciation and amortization:					
Consolidated, net of minority interest's share	37,231	39,477	36,302	32,695	23,017
Discontinued operations	5,298	14,678	18,085	11,862	8,603
Share of unconsolidated joint ventures	15,915	21,299	18,549	16,453	15,773
Depreciation of furniture, fixtures and equipment and amortization of specifically identifiable intangible assets:					
Consolidated	(2,652)	(2,511)	(2,148)	(2,166)	(1,099)
Share of unconsolidated joint ventures	(35)	(34)	(9)	(52)	(231)
Gain on sale of investment properties, net of applicable income tax provision and minority interest:					
Consolidated	(118,056)	(100,558)	(6,254)	(23,496)	(11,937)
Discontinued	(81,927)	(93,459)	(1,174)	—	—
Share of unconsolidated joint ventures	(176,265)	—	—	—	—
Gain on sale of undepreciated investment properties	29,627	7,270	2,143	2,011	564
Cumulative effect of change in accounting principle	—	—	—	—	566
Funds From Operations Available to Common Stockholders	$ 108,878	$ 124,965	$ 113,366	$ 108,122	$ 97,299
Diluted Weighted Average Shares	51,016	49,415	49,937	50,280	49,731

(b) Adjusted debt is defined as the Company's debt and the Company's pro rata share of unconsolidated joint venture debt, excluding debt related to Charlotte Gateway Village, L.L.C. ("Gateway"). The reconciliation between Consolidated Debt and Adjusted Debt is as follows:

	2004	2003	2002	2001	2000
Consolidated debt	$ 302,286	$ 497,981	$ 669,792	$ 585,275	$ 485,085
Share of joint venture debt	135,764	285,657	265,854	275,913	256,292
Share of Gateway debt	(82,135)	(86,588)	(90,766)	(94,685)	(70,309)
Adjusted Debt	$ 355,915	$ 697,050	$ 844,880	$ 766,503	$ 671,068

Funds From Operations

The table below shows Funds From Operations Available to Common Stockholders ("FFO"). See page 13 of this Annual Report for the reconciliation between Net Income Available to Common Stockholders and FFO. Effective January 1, 2003, the Company adopted the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO, which is net income available to common stockholders (computed in accordance with accounting principles generally accepted in the United States ("GAAP"), excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO for prior years has been restated to conform to NAREIT's definition of FFO. In October 2003, NAREIT revised its prior FFO implementation guidance to indicate that impairment losses are not an adjustment when calculating FFO. The Company had an impairment loss in 2003 which is not treated as an adjustment to net income in the FFO calculation below.

Prior to 2003, the Company reported FFO based upon NAREIT's definition with certain modifications, including the elimination of straight-line rents and reporting stock appreciation rights on a cash basis. A schedule reconciling GAAP net income with FFO reported by the Company and FFO calculated pursuant to NAREIT's definition for 1992 through 2002 is available through the "Supplemental SEC Information" link on the Company's web site at www.cousinsproperties.com.

FFO is used by industry analysts and investors as a supplemental measure of an equity REIT's operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. The use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. Company management evaluates the operating performance of its reportable segments and of its divisions based on FFO. Additionally, the Company uses FFO and FFO per share, along with other measures, to assess performance in connection with evaluating and granting incentive compensation to its officers and employees.

In 2002, the Company incurred a $3,501,000 loss on early extinguishment of debt and treated it as an extraordinary item in accordance with GAAP. Extraordinary items are excluded when calculating FFO. As of January 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 145, which no longer characterizes such costs as extraordinary and which requires prior periods to be restated. FFO for 2002 has accordingly been restated. Adoption of SFAS No. 145 had no effect on Net Income Available to Common Stockholders.

	Years Ended December 31,		
(in thousands, except per share amounts)	2004	2003	2002
Funds From Operations Available to Common Stockholders	$ 108,878	$ 124,965	$ 113,366
Weighted Average Shares	49,005	48,313	49,252
Per Common Share – Basic:			
Net Income	$ 8.16	$ 4.94	$ .97
Funds From Operations	$ 2.22	$ 2.59	$ 2.30
Diluted Weighted Average Shares	51,016	49,415	49,937
Per Common Share – Diluted:			
Net Income	$ 7.84	$ 4.83	$ .96
Funds From Operations	$ 2.13	$ 2.53	$ 2.27



CONSOLIDATED BALANCE SHEETS

($ in thousands, except share and per share amounts)	December 31, 2004	2003
ASSETS		
Properties:		
Operating properties, net of accumulated depreciation of $140,262 in 2004 and $162,955 in 2003	$ 528,551	$ 686,788
Land held for investment or future development	29,563	17,435
Projects under construction	97,472	152,042
Residential lots under development	19,860	22,496
Total Properties	675,446	878,761
Cash and Cash Equivalents	89,490	13,061
Restricted Cash	1,188	3,661
Notes and Other Receivables	24,957	19,847
Investment in Unconsolidated Joint Ventures	199,233	185,221
Other Assets, including goodwill of $7,891 in 2004 and $15,696 in 2003	36,678	39,863
Total Assets	$ 1,026,992	$ 1,140,414
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Notes Payable	$ 302,286	$ 497,981
Accounts Payable and Accrued Liabilities	35,226	29,909
Deposits and Deferred Income	3,504	5,341
Total Liabilities	341,016	533,231
Minority Interests	20,017	19,346
Deferred Gain	6,209	9,060
Commitments and Contingent Liabilities	–	–
Stockholders' Investment:		
Preferred Stock, 20,000,000 shares authorized, $1 par value:		
7.75% Series A cumulative redeemable preferred stock, $25 liquidation preference; 4,000,000 shares issued	100,000	100,000
7.50% Series B cumulative redeemable preferred stock, $25 liquidation preference; 4,000,000 shares issued	100,000	—
Common stock, $1 par value; 150,000,000 shares authorized, 52,783,791 and 51,526,647 shares issued in 2004 and 2003, respectively	52,784	51,527
Additional paid-in capital	311,943	298,542
Treasury stock at cost, 2,691,582 shares	(64,894)	(64,894)
Unearned compensation	(10,160)	(5,803)
Cumulative undistributed net income	170,077	199,405
Total Stockholders' Investment	659,750	578,777
Total Liabilities and Stockholders' Investment	$ 1,026,992	$ 1,140,414

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)	Years Ended December 31, 2004	2003	2002
Revenues:			
Rental property revenues	$ 101,102	$ 101,389	$ 97,290
Development income	3,310	2,870	4,625
Management fees	8,704	8,519	9,313
Leasing and other fees	4,463	6,991	4,297
Residential lot and outparcel sales	16,700	12,945	9,126
Interest and other	2,528	3,940	4,393
	136,807	136,654	129,044
Costs and Expenses:			
Rental property operating expenses	33,814	32,674	30,613
General and administrative expenses	33,702	29,606	27,699
Depreciation and amortization	37,231	39,477	36,302
Residential lot and outparcel cost of sales	12,007	10,022	7,309
Interest expense	14,623	22,576	27,041
Loss on debt extinguishment	—	—	3,501
Property taxes on undeveloped land	611	768	675
Other	2,754	3,290	3,147
	134,742	138,413	136,287
Income (Loss) From Continuing Operations Before Income Taxes and Income From Unconsolidated Joint Ventures	2,065	(1,759)	(7,243)
Provision for Income Taxes From Operations	(2,744)	(2,596)	(1,526)
Income From Unconsolidated Joint Ventures	204,493	24,619	26,670
Income From Continuing Operations Before Gain on Sale of Investment Properties	203,814	20,264	17,901
Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision	118,056	100,558	6,254
Income From Continuing Operations	321,870	120,822	24,155
Discontinued Operations, Net of Applicable Income Tax Provision:			
Income from discontinued operations	3,987	27,880	22,543
Gain on sale of investment properties, net of minority interest	81,927	93,459	1,174
	85,914	121,339	23,717
Net Income	407,784	242,161	47,872
Preferred Dividends	8,042	3,358	—
Net Income Available to Common Stockholders	$ 399,742	$ 238,803	$ 47,872
Basic Net Income per Common Share:			
Income from continuing operations	$ 6.40	$ 2.43	$ .49
Discontinued operations	1.76	2.51	.48
Basic net income available to common stockholders	$ 8.16	$ 4.94	$ .97
Diluted Net Income per Common Share:			
Income from continuing operations	$ 6.15	$ 2.38	$ .48
Discontinued operations	1.69	2.45	.48
Diluted net income available to common stockholders	$ 7.84	$ 4.83	$ .96
Cash Dividends Declared per Common Share	$ 8.63	$ 3.55	$ 1.48
Weighted Average Shares	49,005	48,313	49,252
Diluted Weighted Average Shares	51,016	49,415	49,937

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

(in thousands, except share amounts)	Preferred Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Unearned Compensation	Cumulative Undistributed Net Income	Total
Balance, December 31, 2001	$ —	$ 50,106	$ 276,268	$ (17,465)	$ (3,580)	$ 157,344	$ 462,673
Net income, 2002	—	—	—	—	—	47,872	47,872
Common stock issued pursuant to:							
Exercise of options and director stock plan	—	750	10,562	—	—	—	11,312
Stock grant and related amortization, net of forfeitures	—	(12)	(330)	—	933	—	591
Income tax benefit from stock options	—	—	1,672	—	—	—	1,672
Common dividends paid	—	—	—	—	—	(73,345)	(73,345)
Purchase of treasury stock	—	—	—	(41,891)	—	—	(41,891)
Balance, December 31, 2002	—	50,844	288,172	(59,356)	(2,647)	131,871	408,884
Net income, 2003	—	—	—	—	—	242,161	242,161
Preferred stock issued pursuant to 4,000,000 share Series A stock offering, net of expenses	100,000	—	(3,736)	—	—	—	96,264
Preferred dividends paid	—	—	—	—	—	(2,389)	(2,389)
Common stock issued pursuant to:							
Exercise of options and director stock plan	—	558	9,292	—	—	—	9,850
Stock grant and related amortization, net of forfeitures	—	125	3,646	—	(3,156)	—	615
Income tax benefit from stock options	—	—	1,168	—	—	—	1,168
Common dividends paid	—	—	—	—	—	(172,238)	(172,238)
Purchase of treasury stock	—	—	—	(5,538)	—	—	(5,538)
Balance, December 31, 2003	100,000	51,527	298,542	(64,894)	(5,803)	199,405	578,777
Net income, 2004	—	—	—	—	—	407,784	407,784
Preferred stock issued pursuant to 4,000,000 share Series B stock offering, net of expenses	100,000	—	(3,529)	—	—	—	96,471
Preferred dividends paid	—	—	—	—	—	(7,750)	(7,750)
Common stock issued pursuant to:							
Exercise of options and director stock plan	—	1,062	8,058	—	—	—	9,120
Stock grant and related amortization, net of forfeitures	—	195	5,876	—	(4,357)	—	1,714
Income tax benefit from stock options	—	—	2,996	—	—	—	2,996
Common dividends paid	—	—	—	—	—	(429,362)	(429,362)
Balance, December 31, 2004	$ 200,000	$ 52,784	$ 311,943	$ (64,894)	$ (10,160)	$ 170,077	$ 659,750

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)	Years Ended December 31, 2004	2003	2002
Cash Flows From Operating Activities:			
Income from continuing operations before gain on sale of investment properties	$ 203,814	$ 20,264	$ 17,901
Adjustments to reconcile income from continuing operations before gain on sale of investment properties to net cash provided by operating activities:			
Depreciation and amortization	37,231	39,477	36,302
Amortization of unearned compensation and stock appreciation right adjustments	1,714	615	273
Effect of recognizing rental revenues on a straight-line or market basis	2,868	(851)	(188)
Residential lot and outparcel cost of sales	11,393	9,148	5,715
Residential lot and outparcel acquisition and development expenditures	(9,429)	(11,064)	(12,000)
Income tax benefit from stock options	2,996	1,168	1,672
Changes in other operating assets and liabilities			
Change in other receivables	(2,993)	4,265	(2,642)
Change in accounts payable and accrued liabilities	(1,645)	(6,317)	3,562
Net cash provided by operating activities of continuing operations	245,949	56,705	50,595
Net cash provided by operating activities of discontinued operations	9,194	41,882	38,679
Cash Flows From Investing Activities:			
Gain on sale of investment properties, net of applicable income tax provision	118,056	100,558	6,254
Gain on sale of investment properties included in discontinued operations	81,927	93,459	1,174
Gain attributable to minority partner	18,172	2,292	—
Adjustments to reconcile gains on sale of investment properties to net cash provided by sales activities:			
Cost of sales	351,470	159,322	6,257
Deferred income recognized	(32,148)	(93,286)	(4,104)
Property acquisition and development expenditures	(174,512)	(98,694)	(76,127)
Distributions in excess of income from unconsolidated joint ventures	43,039	33,869	9,366
Investment in unconsolidated joint ventures, including interest capitalized to equity investments	(27,754)	(33,574)	(9,485)
Investment in notes receivable	(8,256)	(3,767)	(1,308)
Collection of notes receivable	6	28,038	5
Change in other assets, net	(2,424)	(1,531)	(2,984)
Change in restricted cash	2,473	(845)	(2,012)
Net cash provided by (used in) investing activities	370,049	185,841	(72,964)
Cash Flows From Financing Activities:			
Repayment of credit facility	(435,150)	(265,448)	(246,362)
Proceeds from credit facility	435,150	106,291	251,703
Preferred stock sold, net of expenses	96,471	96,264	—
Common stock sold, net of expenses	9,120	9,850	11,312
Common stock repurchases	—	(5,538)	(41,891)
Common dividends paid	(429,362)	(172,238)	(73,345)
Preferred dividends paid	(7,750)	(2,389)	—
Proceeds from other notes payable	—	307	152,843
Repayment of other notes payable	(195,695)	(35,372)	(73,667)
Debt issuance costs	(2,628)	—	—
Distribution to minority partners	(18,919)	(9,749)	—
Net cash used in financing activities	(548,763)	(278,022)	(19,407)
Net Increase (Decrease) In Cash and Cash Equivalents	76,429	6,406	(3,097)
Cash and Cash Equivalents at Beginning of Year	13,061	6,655	9,752
Cash and Cash Equivalents at End of Year	$ 89,490	$ 13,061	$ 6,655



Directors and Officers

Directors

T. G. Cousins
Chairman of the Board

Thomas D. Bell, Jr.
Vice Chairman of the Board, President and Chief Executive Officer

Erskine B. Bowles
Erskine Bowles & Co., LLC

Richard W. Courts, II
Chairman
Atlantic Investment Company

Lillian C. Giornelli
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

S. Taylor Glover
President and CEO
Turner Enterprises, Inc.

James H. Hance, Jr.
Retired Vice Chairman
Bank of America Corporation

Boone A. Knox
Chairman and Chief Executive Officer
The Knox Foundation

John J. Mack

Hugh L. McColl, Jr.
Chairman
McColl Brothers Lockwood

William Porter Payne
Partner
Gleacher Partners LLC

Henry C. Goodrich
Director Emeritus

Corporate

T. G. Cousins
Chairman of the Board

Thomas D. Bell, Jr.
Vice Chairman of the Board, President and Chief Executive Officer

Daniel M. DuPree
Vice Chairman of the Company

R. Dary Stone
Vice Chairman of the Company

Tom G. Charlesworth
Executive Vice President and Chief Investment Officer

James A. Fleming
Executive Vice President and Chief Financial Officer

Craig B. Jones
Executive Vice President and Chief Administrative Officer

Dan G. Arnold
Senior Vice President and Chief Information Officer

Lisa M. Borders
Senior Vice President

Lawrence B. Gardner
Senior Vice President - Human Resources

John D. Harris, Jr.
Senior Vice President and Chief Accounting Officer

Robert M. Jackson
Senior Vice President, General Counsel and Corporate Secretary

Mark A. Russell
Senior Vice President and Senior Investment Officer

Wendy C. Fitchjarrell
Vice President — Corporate Division Controller

Patricia A. Grimes
Vice President - Financial and SEC Reporting and Accounting Policy

Karen S. Hughes
Vice President - Treasury and Finance

Kristin R. Myers
Vice President - Taxation

Mary M. Thomas
Vice President - Internal Audit

Industrial Division

Forrest W. Robinson
President

B. Earle Yancey
Vice President — Development

Land Division

Bruce E. Smith
President

Michael J. Quinley
Senior Vice President

Erling D. Speer
Senior Vice President - Development

Craig A. Lacey
Vice President - Development

John C. Olderman
Vice President and Associate General Counsel

Deloris Schmidt
Vice President — Operations

Office Division

John S. McColl
Senior Vice President - Office Development and Leasing

Jack A. LaHue
Senior Vice President — Asset and Property Management

Tim Hendricks
Senior Vice President - Austin

Tad Leithead, Jr.
Senior Vice President - Atlanta

Charles E. Cotten
Senior Vice President - Dallas

Mark P. Dickenson
Senior Vice President - Director of Leasing, Dallas

Walter L. Fish
Senior Vice President - Director of Leasing, Atlanta

James F. George
Senior Vice President - Senior Development Executive

John N. Goff
Senior Vice President - Development

Dara J. Nicholson
Senior Vice President - Property Management

Molly Faircloth
Vice President

Charles D. McCormick
Vice President - Development Executive, Austin

Scott F. Rees
Vice President - Leasing

David Shope
Vice President - Leasing

Ronald C. Sturgis
Vice President — Director of Operations

Lloyd P. Thompson, Jr.
Vice President - Senior Development Executive

Retail Division

Joel T. Murphy
President

Steve V. Yenser
Senior Vice President - Chief Operating Officer, Retail

William I. Bassett
Senior Vice President - Development

Alexander A. Chambers
Senior Vice President — Director, Central Region

Mark G. Gambill
Senior Vice President - Director, MarketCenter Projects

Thomas D. Lenny
Senior Vice President — Western Region

Robert A. Manarino
Senior Vice President — Director, Western Region

David C. Nelson
Senior Vice President - Director of Asset Management

Kevin B. Polston
Senior Vice President - Southeast Regional Director, Avenue Projects

Darryl D. Bonner
Vice President - Director of Leasing

Lucien J. Conti, Jr.
Vice President - Development

Stephanie M. Hart
Vice President — Asset Management

Angie M. Leccese
Vice President - Marketing

Thomas P. Prandato
Vice President - Operations

Pamela F. Roper
Vice President and Associate General Counsel

John Rutte
Vice President — Development

Amy S. Siegal
Vice President - Leasing

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cousins Properties Incorporated:
We have audited the consolidated balance sheets of Cousins Properties Incorporated and consolidated entities (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' investment, and cash flows for each of the three years in the period ended December 31, 2004. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated March 23, 2005, expressing unqualified opinions (which are not included herein) are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The accompanying consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' investment, and cash flows for each of the three years in the period ended December 31, 2004, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 23, 2005

Shareholder Information

Independent Auditors
Deloitte & Touche LLP

Counsel
King & Spalding LLP
Troutman Sanders LLP

Transfer Agent and Registrar
Wachovia Bank, N.A.
Shareholder Services Group – 1153
1525 West W.T. Harris Blvd., Building 3C3
Charlotte, North Carolina 28262-1153
Telephone Number: 1-800-829-8432
Fax Number: 704-590-7618

Certifications
The Company has included as Exhibit 31 to its Annual Report on Form 10-K, filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. In addition, the Chief Executive Officer certified to the New York Stock Exchange on June 3, 2004 that he was not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

Form 10-K Available
This summary Annual Report is intended to provide a concise overview of the Company and its business operations in 2004. It does not include, and is not intended as a substitute for, the information set forth in our Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") filed with the Securities and Exchange Commission (the "SEC"). **Copies of the 2004 Form 10-K, along with interim reports on Form 10-Q, without exhibits are available free of charge upon written request to the Company at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683, Attention: Mark A. Russell, Senior Vice President and Senior Investment Officer.** These items are also posted on the Company's web site at www.cousinsproperties.com or may be obtained from the SEC's web site at www.sec.gov.

Investor Relations Contact
Mark A. Russell, Senior Vice President and
Senior Investment Officer

Telephone Number: 770-857-2449
Fax Number: 770-857-2360
Email Address: markrussell@cousinsproperties.com

About Your Dividends

The high and low sales prices for the Company's common stock and cash dividends declared per common share were as follows:

	2004 Quarters				2003 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
High	$ 32.86	$ 33.40	$ 36.40	$ 39.67	$ 26.30	$ 28.40	$ 30.19	$ 31.11
Low	28.99	26.61	31.34	30.27	22.95	25.85	27.15	27.68
Dividends Declared:								
Regular	.37	.37	.37	.37	.37	.37	.37	.37
Special	—	—	—	7.15	—	—	2.07	—
Payment Date:								
Regular	2/23/04	5/28/04	8/25/04	12/22/04	2/24/03	5/30/03	8/25/03	12/22/03
Special	—	—	—	11/18/04	—	—	9/22/03	—

The Company's common stock trades on the New York Stock Exchange (ticker symbol CUZ). At February 28, 2005, there were 1,231 common stockholders of record.

Timing of Dividends

Cousins normally pays regular dividends four times each year in February, May, August and December. The Company paid special dividends to its stockholders in September 2003 and November 2004. During 2003 and 2004, Cousins issued preferred stock (see Note 5 of "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K) which pays dividends in February, May, August and November.

Differences Between Net Income and Cash Dividends Declared

Cousins' current intention is to distribute at least 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:

a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of consolidated non-REIT entities that pay corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 6 of "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K.

b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in Note 6 of "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K.

Capital Gains Dividends

In some years Cousins will have taxable capital gains. Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 5 of "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K).

Tax Preference Items and "Differently Treated Items"

Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included in Note 5 of "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K.

Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's alternative minimum tax is higher than that stockholder's regular tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.

designed and produced by see see eye / Atlanta

COUSINS PROPERTIES INCORPORATED

2500 Windy Ridge Parkway, Suite 1600
Atlanta, Georgia 30339-5683
770-955-2200 fax 770-857-2360

www.cousinsproperties.com